March 30, 2005

Mr. Daniel Duchovny
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

RE:    Davel Communications, Inc.
Schedule 13E-3
Filed February 24, 2005
File No. 005-54989

Preliminary Schedule 14C
Filed February 24, 2005
File No. 000-25207

Dear Mr. Duchovny

We are in receipt of your comment letter dated March 25, 2005 to Davel Communications, Inc. (“Davel”, or the “Company”). On behalf of the Company, we have addressed your comment letter by reproducing each comment below (in bold) and providing the Company’s response immediately following.

General

1.
It is unclear why Mobilepro and Davel Acquisition failed to file either a Schedule 13D or Schedule 14F-1 in connection with their acquisition of debt and equity from the lenders of the senior debt in November of 2004. Please advise.

Mobilepro’s and Davel Acquisition’s failure to file a Schedule 13D and a Schedule 14F-1 in connection with their acquisition of debt and equity was inadvertent. The companies will file the appropriate materials on or about March 30, 2005. Please note that Mobilepro and Davel Communications each filed a Form 8-K on November 17, 2004 that set out substantially the same information as would be included in a Schedule 13D and a Schedule 14F-1. Davel also filed Forms 8-K providing information about the transaction on November 19, 2004, November 23, 2004, and January 12, 2005.

2.
Please note that each filing person, including Mobilepro and Davel Acquisition, must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for each filing person. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release no. 34-17719 (April 13, 1981). To the extent a filing person is relying on the analysis of another to satisfy its obligations under Rule 13e-3, such filing person must adopt the analysis of the other.

The Company has revised its disclosures throughout the filings in accordance with this Staff comment. Please refer to pages 34 through 37 of the amended filing on Schedule 14C.

3.
Please note also that you must include the information required by Items 3, 5, 6, 10 and 11 with respect to each director, executive officer and control person of the filing persons and each executive officer and director of any corporation or entity ultimately in control of any of the filing persons. See General Instruction C to Schedule 13E-3.

The Company has revised its Schedule 13e-3 to comply with this Staff comment. Please refer to pages 3 through 5.

Item 5

4.	Please provide the disclosure required by Item 5(b) of Schedule 13E-3 or alternatively state where such disclosure is located.

The Company has revised its Schedule 13e-3 to reference the section of the Preliminary Information Statement that provides the disclosure required by Item 5(b). Please refer to page 4.

Preliminary Schedule 14C

Summary Term Sheet - Page 4

5.
Expand the summary term sheet to discuss the role of Mobilepro in the transaction in more detail. For example, if the members of the board of directors which approved the split in February 2005 are affiliated with Mobilepro, so state.

The Company has revised its Summary Term Sheet to comply with this Staff comment. Please refer to page 2.

6.	Please define the term “Minority Stockholders” as used in this summary.

The Company has revised its Summary Term Sheet to comply with this Staff comment. Please refer to page 2.

Table of Contents - Page 4

7.	Please ensure that the page numbers included in the table of contents correspond to the pages where the referenced section is included.

The Company has revised its Table of Contents to comply with this Staff comment. Please refer to pages 4 and 5.

Special Factors

Approval of the Reverse Stock Split by our Board of Directors - Page 6

8.	Please describe the nature of the payments made to Mr. Chapman and Mr. Barrett.

The Company has revised its Special Factors section to comply with this Staff comment. Please refer to page 7.

Background of the Transaction - Page 9

9.	It appears that the last sentence of the penultimate paragraph on page 11 is incomplete. Please revise accordingly.

The Company has revised its Background of the Transaction section to comply with this Staff comment. All sentences now are complete.

10.
Expand the discussion on page 12 to provide more detail with regard to the negotiations between the parties to the Loan Purchase Agreement, particularly with regard to the requirement that Mobilepro acquire the shares not held by the Lenders. For example, we note from disclosure elsewhere that pursuant to the terms of the agreements Mobilepro is obligated to purchase the shares held by the unaffiliated shareholders at $.015. Further, Mobilepro agreed to purchase both the debt and equity from the Lenders. What portion of the purchase price, if any, was allocated to the common stock? Finally, we note from page 21 that a special committee negotiated the Loan Purchase Agreement. This is unclear from the background section.

The Company has revised its disclosures to comply with this Staff comment. Please refer to pages 10 through 14.

11.
Clarify what effect the reverse stock split will have on the warrants issued to the Lenders in connection with the Loan Purchase Agreement. In this regard, did Mobilepro or the company engage in any discussions with the Lenders regarding the decision to effect a stock split?

The Company does not believe that the reverse stock split will have any effect on the warrants to purchase Mobilepro common stock issued to the lenders in connection with the loan purchase agreement.

12.
Please provide additional disclosure about the background of the transaction between September 3, 2004 and the present, including the decision to retain Reznick Fedder and its timing and the dates and nature of any presentations made by Reznick Fedder to your board of directors. Further, clarify Mobilepro’s role in consideration of the transaction once it assumed control. We note for example that the board of directors now consists of representatives of Mobilepro. Please expand to address the timing of the board’s consideration of the fairness of the transaction.

The Company has revised its Background of the Transaction section to comply with this Staff comment. Please refer to pages 13 and 14.

Procedural Factors Disfavoring the Reverse Stock Split - Page 16

13.
We note your reference to the opinion provided by Skyworks Capital. Please provide the disclosure required by Item 1015 of Regulation M-A in an appropriate location of the information statement. Expand the background section to discuss Skyworks’ role in more detail. Further, disclose any projections provided to Skyworks.

The Company has revised this section in accordance with this Staff comment. Please refer to pages 17 through 23 and Appendix F.

Substantive Factors Favoring the Reverse Stock Split - Page 16

14.	Please revise the cross-reference in the first sentence of this section as it appears the section referenced is not included in the information statement.

The Company has revised its Substantive Factors Favoring the Reverse Stock Split section in accordance with this Staff comment. Please refer to page 16.

15.	We note elsewhere that the price reflects a discount to the weighted average closing price over a one-year period. Did the board consider the discount in addition to the premiums as noted on page 17?

The Company has indicated that the board considered the discount but believed the more recent information to be more important in evaluating the transaction. Please refer to page 17.

Fairness Report - Page 17

16.
Please provide the disclosure required by Item 1015(b)(6) of Regulation M-A in the information statement. Please include a summary of the results achieved in each analysis, and a tabular description of how those results (i) compare with the per share consideration offered to unaffiliated shareholders, and (ii) support the ultimate fairness opinion rendered by Reznick Fedder. We note tha the materials of the presentation made by Reznick Fedder do not appear to summarize Reznick Fedder’s analyses or its conclusions in such a manner that an investor without a background in finance may understand.

The Company has revised this disclosure in accordance with this Staff comment. Please refer to “Opinion of the Board’s Financial Advisor” on pages 23 through 29.

17.	Elaborate upon the manner in which Mobilepro determined to contact Reznick Fedder in connection with potential engagement. Provide us with a copy of the engagement letter of Reznick Fedder.

The Company has revised this disclosure in accordance with this Staff comment. Please refer to page 23 and page 28 and to the copy of the engagement letter that the Company supplementally has provided to the staff.

18.
You have indicated that Reznick Fedder discussed Davel’s operations and future prospects with Davel’s management. Please note that any non-public information used by Reznick Fedder in formulating its fairness opinion should be disclosed in the filing.

The Company has revised its disclosure in response to this Staff comment. Please refer to pages 23 through 29.

Analysis of the Board of Directors - Page 19

19.
As part of the fairness determination, each filing person must consider the factors listed in Instruction 2 to Item 1014 of Regulation M-A. Refer to Q&A No. 19 in exchange Act Release No. 34-17719 (April 13, 1981). Please note that to the extent that any filing person is relying on Reznick Fedder’s, or any other person’s, analysis to satisfy any of the Item 1014 requirements, that filing person must specifically adopt the analysis as its own. Refer to Item 1014(b) of Regulation M-A and Question & Answers Nos. 5 and 21 in Exchange Release No. 34-17719 (April 13, 1981).

The Company has indicated that each filing person considered each factor listed in Instruction 2 to Item 1014. Please refer to pages 29 through 32.

20.	Please clarify the reference to FCC action on April 15, 2001 (page 20).

The Company has revised its disclosures to comply with this Staff comment. Please refer to page 30.

21.
We note your brief disclosure of the board’s analysis of the current and historical market prices of your common stock. Revise your document to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for each party’s fairness determination in accordance with Item 1014(b) of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated stockholders, is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988). For example, on page 22, you mention the consideration by the board of liquidation value and going concern value of your company but you do not describe that consideration or its effect on the board’s fairness determination.

The Company has provided a reasonably detailed discussion of each material factor forming the basis for each party’s fairness determination in accordance with Item 1014(b). Please refer to pages 29 through 32.

Board of Directors’ Determination and Recommendation - Page 22

22.
Please clarify the reference to the “member” of your board of directors in the penultimate sentence in this paragraph. It appears your board of directors has three members. Which director are you referring to?

The Company has revised its disclosures about the Board of Directors’ Determination to comply with this Staff comment. Please refer to page 32.

Effect of the Reverse Stock Split on Option Holders - page 23

23.	Please quantify the number of outstanding options to purchase common stock and the total consideration to be paid to optionees as a result of your reverse stock split.

The Company has revised its disclosures about the Effect of the Reverse Stock Split on Option Holders to comply with this Staff comment. Please refer to pages 32 and 33.

Certain Material Federal Income Tax Consequences - Page 25

24.	We note your disclosure that this section summarizes “certain” of the material federal income tax consequences of the reverse stock split. Pleas ensure that you discuss all such material consequences.

The Company has revised its disclosures about Material Federal Income Tax Consequences to comply with this Staff comment. Please refer to pages 34 through 38.

Interests of Certain Persons - Page 34

25.	Please disclose the beneficial owners of the shares held by Mobilepro and Davel Acquisition Corp.

The Company has disclosed ownership of Mobilepro for each person who beneficially owns five percent or more of Mobilepro’s stock and for each director and officer of Davel Communications. Davel Acquisition is 100 percent owned by Mobilepro, and this also is clearly stated in the document. Please refer to pages 39 through 45.

Financial Statements - Page 37

26.	Please include the pro form financial statements required by Item 1010(b) of Regulation M-A or tell us your basis for not including them.

The Company has revised its financial statement appendices in accordance with this Staff comment. Please refer to Appendix E.

Legal Proceedings - Page 37

27.	Update, as necessary, the information regarding the litigation disclosed in this section.

The Company has reviewed its disclosures about Legal Proceedings and determined that no update is required at this time.

Appendix D Opinion Letter and Board Presentation

28.	Please state that the board presentation materials are part of the fairness opinion in the opinion, if true.

The board presentation materials represent the analysis of Reznick. The opinion letter is a separate document summarizing their opinion, as is standard practice.

29.
Please tell us supplementally the reason for the time elapsed between Reznick Fedder’s presentation to the board (January 15) and its issuance of the opinion (February 9) and whether any changes to Reznick Fedder’s opinion occurred.

January 15 represented the effective date of Reznick’s work and the compilation of their board presentation materials. The final opinion was dated February 9, but Reznick was not aware of facts or circumstances that would have changed their analysis or opinion during the intervening time.

30.	We note that footnote (b) on page 22 of the board materials is not included in the table. Please revise.

The Company has revised the disclosures in the board materials to delete footnote (b) in accordance with this Staff comment. Please refer to page 22 of Appendix D.

31.
We note that in the development of the discount rate used in the discounted cash flow analysis Reznick Fedder used a cost of equity rate of 27%, while the four risk premiums used in page 37 add up to 23.2%. Please revise to explain the use of the risk-free rate and the equity risk premium adjustment, which appear to account for the difference on page 38 of the board materials.

The explanation on page 37 indicates the cost of equity starts with the risk free rate and adds the risk premiums enumerated in the report. Resnick does not believe further clarification is needed and the Company agrees that the disclosure is adequate.

32.	Please explain on page 43 of the board materials how, in the first table, the average number of pay phones in 2008 and a multiple of $300 result in the terminal value of $11,000.

The Company has revised its disclosure to clarify that the numbers presented in the board materials are in the thousands of dollars (000s omitted) and that, therefore, the calculation presented (37,000 payphones X $300 per phone = $11.1 million) is accurate. Please refer to pages 43.

33.
Please confirm supplementally whether the liquidation analysis prepared by Davel’s management and provided to Reznick Fedder (page 44) is presented on pages 45-47 of the board materials. If not, please disclose that analysis.

The liquidation analysis prepared by Davel’s management and provided to Reznick is presented on pages 45-47 of the board materials.

*********

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any comments or questions regarding our response, please contact Ernest M. Stern, our outside counsel at Schiff Hardin LLP, at (202) 778-6400, or, if you cannot reach him, call me at (216) 875-4200.

Sincerely,

/s/ TAMMY MARTIN

Tammy Martin
Chief Administrative Officer

Cc:     Ernest M. Stern, Esq.
     Jay Wright